Exhibit 99.1

Ricardo Perpetuo
Chief Financial Officer
and Head of Investor Relations
Ricardo.perpetuo@telemigcelular.com.br

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
Phone: (55 61) 429-5673

AMAZÔNIA CELULAR S.A. ANNOUNCES

VU-M ADJUSTMENT

Brasília, July 15, 2005 - Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (ON)/TNCP4 (PN); NYSE: TCN) announced today that its controlled company, Amazônia Celular S.A. (Company) - mobile operator in the States of Amapá, Amazonas, Maranhão, Pará and Roraima -, will implement a 4.5% adjustment to the Remuneration Value for the Use of Network of the SMP (VU-M), exclusively, for local calls between the Company and the following operators: Oi, TIM, VIVO-NBT and Telemar. The adjustment will take effect as of July 17, 2005. With this adjustment, Amazônia Celular’s VU-M will increase from R$0.38755 to R$0.40498 (without taxes) and from R$0.40223 to R$0.42032 (with taxes). The value of the new remuneration fee for the use of network is temporary and its change results from an agreement entered into between the companies mentioned above.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company’s operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.